


20140003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Erik T. Hoover
E. I. du Pont de Nemours and Company
erik.t.hoover@dupont.com

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 20, 2013

Dear Mr. Hoover:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to DuPont by Qube Investment Management Inc. We also have received a letter from the proponent dated December 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 13, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 20, 2013

The proposal relates to compensation.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of DuPont's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which DuPont relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


QUBE

24 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for DuPont

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December submission by DuPont (the "Company") opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, the Company has requested the opportunity for it to be denied.

We were disappointed that DuPont was unwilling to discuss our proposal prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We also believe that shareholder participation and engagement is a key element missing in today's public markets and it is the board's fiduciary duty to review all shareholder proposals. Our proposal deserves its right to be heard, discussed and voted upon by other shareholders. Without negotiation or dialogue, management has attempted to deny our investors this basic privilege of ownership.

Attached is a custodial letter confirming our ownership position under 14a-8. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should the company have asked for more information, we would have been more than happy to supply it along with an official report from our custodian showing our shareholdings.

We are eligible to make such a proposal and believe that the use of technical obstacles contrary to the encouragement of an engaged shareholder and healthy market. We believe that such proposals offer a

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. That shareholder dialogue is what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards and Merry Christmas,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca



Erik T. Hoover
Corporate Secretary & Corporate Counsel
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-0205
Fax (302) 774-4031
E-mail: Erik.T.Hoover@dupont.com

December 20, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2014 ANNUAL MEETING
OMISSION OF PROPOSAL BY QUBE INVESTMENT MANAGEMENT INC.

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent") may properly be omitted from DuPont's proxy materials to be distributed by DuPont in connection with its 2014 Annual Meeting of Stockholders (the "Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin 14D* (Nov. 7, 2008). Pursuant to Rule 14a-8(j), DuPont has: (i) sent a copy of this letter to the Proponent as notice of DuPont's intent to omit the Proposal from the Proxy and (ii) submitted this letter to the Commission not less than eighty (80) days before the Company intends to file its definitive proxy statement. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

THE PROPOSAL

The Proposal states:

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINTY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] required by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

A copy of the Proposal is attached hereto as Exhibit A.

BASES FOR EXCLUSION

DuPont respectfully requests that the Staff concur with its view that the Company may exclude the Proposal from the Proxy for the following reasons:

- the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy; and

- the Proposal is impermissibly vague and indefinite so as to be false and materially misleading.

Background

On November 7, 2013, DuPont received the Proposal by letter dated November 5, 2013, which included a letter from TD Waterhouse dated October 21, 2013 verifying ownership of 10,124 shares as of October 23, 2013.

On November 19, 2013, within fourteen (14) days of receiving the Proposal, DuPont sent an e-mail and letter to the Proponent (the "Deficiency Notice") notifying the Proponent that it had failed to include with the Proposal the required proof of beneficial ownership of DuPont Common Stock, as required under Rules 14a-8(b) and (f)(1). The Deficiency Notice (attached hereto as Exhibit B) requested that the Proponent: (i) submit a written statement from TD Waterhouse verifying that, as of November 6, 2013, the postmark date (per *Staff Legal Bulletin 14G* (Oct. 16, 2012), the date of submission is the postmark date), the Proponent held DuPont shares for at least one year, and (ii) confirm whether TD Waterhouse is a DTC participant (DuPont could not verify whether TD Waterhouse is a DTC participant from the listing of DTC participants on the SEC website).

The Deficiency Notice also indicated that the Proponent's response was required within fourteen (14) calendar days from the date the Proponent received the Deficiency Notice. Enclosed with the Deficiency Notice and specifically brought to the attention of the Proponent was a copy of Rule 14a-8 and *Staff Legal Bulletins 14F* and *14G*. A copy of the Deficiency Notice is attached hereto as Exhibit B.

The Proponent responded by e-mail on November 20, 2013, which contained the same letter from TD Waterhouse dated October 21, 2013, confirming ownership as of October 23, 2013 and an additional screen shot of TD Waterhouse's Security Record and Positions Report. A copy of the Proponent's response is attached hereto as Exhibit C (with redaction of all other information not related to DuPont in the Security Record and Positions Report).

Although not required by the rules, by e-mail dated November 21, 2013, we requested the Proponent to review our Deficiency Notice since the Proponent's response on November 20, 2013 did not cure the deficiencies. A copy of this e-mail is attached hereto as Exhibit D.

By e-mail dated November 26, 2013, the Proponent provided the DTC number for TD Waterhouse, but failed to cure the deficiency related to the one-year holding requirement. A copy of this e-mail is attached hereto as Exhibit E.

The Proposal is Excludable Under Rules 14a-8(b) and 14a-8(f)(1)

DuPont respectfully requests the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proponent has not provided the proof of ownership required to be eligible to submit such Proposal for inclusion in the Proxy. The Proponent failed to provide proof of ownership demonstrating that the Proponent held the requisite shares for at least one year.

Rule 14a-8(b) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

There are several ways to establish requisite ownership under Rule 14a-8(b) (see *Staff Legal Bulletin 14* (July 13, 2001) ("*SLB 14*")). If the Proponent is a registered shareholder, the Company can verify the shareholder's eligibility independently (see Rule 14a-8(b)(2) and *SLB 14*). DuPont reviewed its records and determined that the Proponent was not a registered shareholder. If the shareholder is not a registered shareholder, the shareholder has the burden of proving its eligibility, which must be accomplished in one of two ways:

- A shareholder can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal; or

- A shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that the shareholder has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal (see Rule 14a-8(b)(2) and *SLB 14*). (the Proponent has never filed a Schedule 13D, Schedule 13G, Form 4 or Form 5).

The Proponent has failed to deliver a written statement from the record holder that the Proponent has owned shares of DuPont stock continuously for one year as of the time the Proponent submitted the Proposal. In Section C.1.c (2) of *SLB 14*, the Staff addressed whether periodic investment statements could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

Consistent with the foregoing, the Staff has granted no-action relief where a proponent submitted a brokerage statement as proof of ownership that did not meet the proof of ownership requirements under Rule 14a-8(b). See, e.g., *Rite Aid Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); *Sky Financial Group* (Dec. 20, 2004, reconsideration request denied Jan. 13, 2005) (monthly brokerage account statement for month ending July 31, 2004 insufficient proof for proposal submitted August 2, 2005); *International Business Machines Company* (Jan. 11, 2005) (pages from five (5) quarterly 401(k) plan account statements insufficient proof, where last statement was for quarter ending September 30, 2004 and proposal was submitted November 9, 2004); *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement insufficient proof of ownership); *Sempra Energy* (Dec. 22 and 23, 2004) (letter from retirement plan service provider stating that proponent held shares as of November 22, 2003 and November 24, 2003 insufficient proof when proposal was submitted November 19, 2004).

The Proposal was dated November 5, 2013. The TD Waterhouse letter was dated October 21, 2013, verifying ownership as of October 23, 2013. TD Waterhouse, as the record holder, did not verify that the Proponent has owned shares of DuPont stock continuously for one year as of the time the Proponent submitted the Proposal. Accordingly, the Proposal should be excludable on this ground.

For the foregoing reasons, DuPont respectfully requests that the Staff concur with its opinion that the Company may exclude the Proposal from its Proxy under Rules 14a-8(b) and 14a-8(f)(1).

The Proposal Is Excludable Under Rule 14a-8(i)(3)

In the alternative, DuPont respectfully requests that the Staff concur with its view that DuPont may exclude the Proposal from the Proxy because the Proposal is impermissibly vague and indefinite so as to be false and materially misleading. Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials.

DuPont believes that the Proposal is vague on how to determine the "median annual total compensation paid to all employees" and the Proposal seems to suggest that the pay ratio cap, ninety-nine times the medial annual total compensation, "will be the same as as [sic] required by the SEC when reporting under Item 402 of Regulation S-K," which is not required under the proposed Item 402 of Regulation S-K. Therefore, the Proposal may be excluded because the Proposal is impermissibly vague and indefinite so as to be misleading.

The Proposal does not describe how DuPont should determine the median annual total compensation of all employees. Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") required U.S. public companies to provide disclosure regarding internal pay equity. Section 953(b) of the Dodd-Frank Act required the SEC to amend Item 402 of Regulation S-K to require companies to disclose (the "pay ratio disclosure"): (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer and (iii) the ratio of these two amounts. On September 18, 2013, the SEC proposed the pay ratio disclosure. Prior to that time, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to determine the median annual total compensation. Given these discussions, DuPont would not know how to implement this Proposal.

If the Proposal meant that the determination of median annual total compensation should be the same as required by the SEC's proposed pay ratio disclosure rules, the Company would not know how to implement this Proposal. This is only a proposed rule at this time. The final rule, when adopted, could be significantly different than the proposed rule. Therefore, any action taken by DuPont could be significantly different from the actions intended by shareholders voting on the Proposal. In addition, a reading of the Proposal seems to suggest that the SEC has also regulated, under Item 402 of Regulation S-K, the pay ratio cap for named executive officers. The SEC's proposed pay ratio disclosure rules only require disclosure and does not provide for a pay ratio cap for named executive officers. This could cause additional confusion to shareholders.

The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2004). See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff on numerous occasions has concurred with the exclusion of proposals that are sufficiently misleading where a company and its shareholders might interpret the proposal differently. In *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal where the "meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." The Staff further stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *The Home Depot, Inc.* (Mar. 28, 2013) (permitting exclusion of a proposal to "strengthen our weak shareholder right to act by written consent" as so vague and indefinite that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required); *R.R. Donnelley & Sons Co.* (Mar. 1, 2012) (permitting exclusion of a proposal requesting a shareholder right to call special meetings as vague and indefinite because the proposal presented two alternative and inconsistent actions, that shareholders holding not less than 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law be given the right to call special meetings, where there was no minimum stock ownership percentage under state law); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *Bank of America Corp.* (Feb. 22, 2010) (permitting exclusion of a proposal calling for the creation of a board committee on "US Economic

Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders").

In addition, the Staff has granted no-action relief where the proposal refers to an external standard to implement a central aspect of the proposal but fails to describe or explain the substantive provisions of such standard. As the SEC noted in these instances, some shareholders may be familiar with the external standard but many others may not be familiar with them. See, e.g., *MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (the Staff permitted the exclusion of a proxy access proposal by reference to Rule 14a-8(b), noting specific eligibility requirements "represented a central aspect of the proposal," and the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and therefore excludable under Rule 14a-8(i)(3)); *Chiquita Brands Int'l, Inc.* (Mar. 7, 2012) (same); *Sprint Nextel Corp.* (Mar. 7, 2012) (same); see also *Chevron Corp.* (Mar. 15, 2013) (permitting the exclusion of a proposal requesting that the board adopt a policy that the chairman be an independent director according to the definition in the New York Stock Exchange listing standards because this was a "central aspect of the proposal" and the proposal did not provide information about what this definition means); *WellPoint, Inc.* (SEIU Master Trust) (Feb. 24, 2012) (same); *AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal seeking a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. $ 56.4911-2" without providing an explanation of the standard); *Johnson & Johnson* (Feb. 7, 2003) (United Methodist Church) (permitting exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

The Proposal is vague and indefinite so as to be false and materially misleading in violation of Rule 14a-9, and, therefore, may be excluded from the Proxy pursuant to Rule 14a-8(i)(3) because (i) neither DuPont nor its shareholders would be able to determine with any reasonable certainty exactly how to determine the median annual total compensation of all employees; (ii) the Proposal fails to include specific definitions of the "median annual total compensation paid to all employees," which is a central aspect of the Proposal, other than by reference to Regulation S-K; and (iii) the Proposal may confuse shareholders into believing that the SEC's proposed pay ratio disclosure rules contain a pay ratio cap.

For the foregoing reasons, DuPont respectfully requests that the Staff concur with the Company's opinion that the Proposal may, alternatively, be excluded from its Proxy under Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Robert Hahm, at (302) 774-0464.

Very Truly Yours,



Erik T. Hoover
Corporate Secretary

cc: Ian Quigley, Portfolio Manager (with attachments)
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4
ian@qubeconsulting.ca

EXHIBIT 1


QUBE

November 5, 2013

Mr. Erik Hoover
Corporate Secretary, DuPont
1007 Market Street
Wilmington, DE 19898

RE: Independent Shareholder Proposal

Dear Mr. Hoover:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since Jan 2013 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a world leader in market-driven innovation and science, Du Pont should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at DuPont (according to the 2013 proxy filing material) over 300 times the average American worker in at least one case.

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at Du Pont worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than three hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Patrick Cho For Ian Quigley

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23 , 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 10,124 shares of DUPONT E I DE NEMOURS.

Please advise if you require more information.

Regards,

Hediyeh Sarayani	Melina Jesuvant
Account Manager	Manager, Service Delivery



EXHIBIT 2



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058--1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-355-1958

November 19, 2013

Ian Quigley, Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

This is to confirm that, on November 7, 2013, DuPont received your letter dated November 5, 2013, requesting that the Company include in the proxy materials for its 2014 Annual Meeting a proposal relating to executive compensation.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that Qube Investment Management Inc. is not a registered shareholder. As such, it must prove its eligibility by submitting either:

- a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 6, 2013 (per Staff Legal Bulletin 14G, the date of submission is the postmark date), it continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

Included with the proposal was a letter from TD Waterhouse dated October 21, 2013, verifying ownership of 10,124 shares as of October 23, 2013. However, the date you submitted the proposal was November 6, 2013. Therefore, please provide a written statement from TD Waterhouse verifying that, as of November 6, 2013, proponent held the DuPont shares for at least one year.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership. It is not clear to us from the listing of DTC Participants on the SEC website if TD Waterhouse is a participant potentially through a relationship with TD Securities or TD Ameritrade Clearing, Inc.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletins 14F and 14G are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date:* April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

EXHIBIT 3

DAISLEY, DEBORAH L

From:	Ian Quigley <ian@qubeconsulting.ca>
Sent:	Wednesday, November 20, 2013 4:34 PM
To:	DAISLEY, DEBORAH L
Cc:	HOOVER, ERIK T
Subject:	Qube: shareholder proposal to DuPont
Attachments:	DUPONT Custodial Backup Nov 2013.pdf

Hello Deborah / Erik:

Thank-you for your email/UPS. As per your request, please find attached the full back-up materials from our custodian. Sorry for not including that in our original submission.

We would much appreciate the chance to chat about the proposal. I am free most mornings next week should that be convenient for you.
Please advise and best regards,
Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On Nov 19, 2013, at 2:33 PM, Deborah.Daisley@dupont.com wrote:

<Scanned letter to Qube 11192013.pdf>



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 10,124 shares of DUPONT E I DE NEMOURS.

Please advise if you require more information.

Regards,

Hediyeh Sarayani	Melina Jesuvant
Account Manager	Manager, Service Delivery



INSTITUTIONAL SERVICES

TD Waterhouse
Institutional Services

Security Record and Positions Report

as of 11-19-2013

Firm: Qube Investment Management Inc.										
Security				Account			Balances			Error
	Date	Short Name	Account Number	Account Type	RR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity	
					YBSS	183	0	0	0	
					YBSS	60	0	0	0	
					YBSS	78	0	0	0	
					YBSS	89	0	0	0	
					YBSS	56	0	0	0	
					YBSS	310	0	0	0	
					YBSS	73	0	0	0	
					YBSS	42	0	0	0	
					YBSS	304	0	0	0	
					YBSS	271	0	0	0	
					YBSS	138	0	0	0	
					YBSS	148	0	0	0	
					YBSS	225	0	0	0	
					YBSS	70	0	0	0	
					YBSS	38	0	0	0	
					YBSS	142	0	0	0	
					YBSS	112	0	0	0	
					YBSS	53	0	0	0	
					YBSS	55	0	0	0	
					YBSS	48	0	0	0	
					YBSS	55	0	0	0	
					YBSS	87	0	0	0	
					YBSS	85	0	0	0	
					YBSS	107	0	0	0	
					YBSS	111	0	0	0	
					YBSS	130	0	0	0	
-237131		DUPONT E I DE NEMOURS		CUSIP=263534109						
					YBSS	68	0	0	0	
					YBSS	65	0	0	0	
					YBSS	90	0	0	0	
					YBSS	90	0	0	0	
					YBSS	285	0	0	0	
					YBSS	285	0	0	0	
					YBSS	218	0	0	0	
					YBSS	218	0	0	0	
					YBSS	263	0	0	0	
					YBSS	263	0	0	0	
					YBSS	233	0	0	0	
					YBSS	233	0	0	0	
					YBSS	105	0	0	0	
					YBSS	105	0	0	0	
					YBSS	174	0	0	0	
					YBSS	174	0	0	0	
					YBSS	114	0	0	0	
					YBSS	114	0	0	0	
					YBSS	79	0	0	0	
					YBSS	79	0	0	0	
					YBSS	67	0	0	0	
					YBSS	67	0	0	0	
					YBSS	627	0	0	0	
					YBSS	627	0	0	0	
					YBSS	98	0	0	0	
					YBSS	98	0	0	0	
					YBSS	544	0	0	0	
					YBSS	544	0	0	0	
					YBSS	200	0	0	0	
					YBSS	206	0	0	0	
					YBSS	214	0	0	0	
					YBSS	214	0	0	0	
					YBSS	78	0	0	0	
					YBSS	78	0	0	0	
					YBSS	104	0	0	0	
					YBSS	104	0	0	0	
					YBSS	209	0	0	0	
					YBSS	208	0	0	0	
					YBSS	371	0	0	0	
					YBSS	371	0	0	0	
					YBSS	251	0	0	0	
					YBSS	251	0	0	0	
					YBSS	142	0	0	0	
					YBSS	142	0	0	0	
					YBSS	201	0	0	0	
					YBSS	201	0	0	0	
					YBSS	210	0	0	0	
					YBSS	210	0	0	0	
					YBSS	87	0	0	0	
					YBSS	87	0	0	0	
					YBSS	87	0	0	0	
					YBSS	87	0	0	0	
					YBSS	314	0	0	0	
					YBSS	314	0	0	0	
					YBSS	155	0	0	0	
					YBSS	155	0	0	0	
					YBSS	101	0	0	0	
					YBSS	101	0	0	0	
					YBSS	352	0	0	0	
					YBSS	352	0	0	0	
					YBSS	250	0	0	0	
					YBSS	250	0	0	0	
					YBSS	88	0	0	0	
					YBSS	88	0	0	0	



DuPont Legal

Deborah L. Daisley
Governance Associate & Assistant Secretary
DuPont Legal
1007 Market Street, D9058--1
Wilmington, DE 19898
Telephone: 302-774-7736
Facsimile: 302-355-1958

November 19, 2013

Ian Quigley, Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

This is to confirm that, on November 7, 2013, DuPont received your letter dated November 5, 2013, requesting that the Company include in the proxy materials for its 2014 Annual Meeting a proposal relating to executive compensation.

Under Rule 14(a)-8(b) of the Securities Exchange Act of 1934 ("Act"), to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the proposal is submitted. The proponent must also continue to hold the required amount of securities through the date of the meeting.

Our records indicate that Qube Investment Management Inc. is not a registered shareholder. As such, it must prove its eligibility by submitting either:

- a written statement from the "record" holder of its securities (usually a broker or bank) verifying that, at the time the Proponent submitted the proposal, November 6, 2013 (per Staff Legal Bulletin 14G, the date of submission is the postmark date), it continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting its ownership of shares as of or before the date on which the one-year eligibility period begins and its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

Included with the proposal was a letter from TD Waterhouse dated October 21, 2013, verifying ownership of 10,124 shares as of October 23, 2013. However, the date you submitted the proposal was November 6, 2013. Therefore, please provide a written statement from TD Waterhouse verifying that, as of November 6, 2013, proponent held the DuPont shares for at least one year.

As provided in Staff Legal Bulletin 14F, if the broker or bank through which the Proponent holds its shares is not a participant in the Depository Trust Company ("DTC participant"), it will need to obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to find out who this DTC participant is by asking its broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent could satisfy Rule 14a-8(b) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from its broker or bank confirming its ownership, and the other from the DTC participant confirming its broker or bank's ownership. It is not clear to us from the listing of DTC Participants on the SEC website if TD Waterhouse is a participant potentially through a relationship with TD Securities or TD Ameritrade Clearing, Inc.

For your convenience, a copy of Rule 14(a)-8 of the Act and Staff Legal Bulletins 14F and 14G are enclosed. You must transmit to us your response to this notice of defect within 14 calendar days of receiving it.

Respectfully,



Debbie L. Daisley

Enclosures

cc: Erik T. Hoover, Corporate Secretary

EXHIBIT 4

DAISLEY, DEBORAH L

From: DAISLEY, DEBORAH L
Sent: Thursday, November 21, 2013 7:59 AM
To: 'Ian Quigley'
Cc: HOOVER, ERIK T
Subject: RE: Qube: shareholder proposal to DuPont

Good morning, Ian ---

Thank you for your correspondence.
Kindly take another look at our letter and the reference materials we sent. Your latest communication does not rectify the deficiencies we noted with your proposal.

Best regards,

Debbie Daisley

Deborah L. Daisley
Corporate Governance Associate
E. I. du Pont de Nemours and Company
P: 302-774-7736
C: 302-468-0141
deborah.daisley@dupont.com

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Wednesday, November 20, 2013 4:34 PM
To: DAISLEY, DEBORAH L
Cc: HOOVER, ERIK T
Subject: Qube: shareholder proposal to DuPont

Hello Deborah / Erik:

Thank-you for your email/UPS. As per your request, please find attached the full back-up materials from our custodian. Sorry for not including that in our original submission.

We would much appreciate the chance to chat about the proposal. I am free most mornings next week should that be convenient for you.
Please advise and best regards,
Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street

Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

On Nov 19, 2013, at 2:33 PM, Deborah.Daisley@dupont.com wrote:

<Scanned letter to Qube 11192013.pdf>

EXHIBIT 5

DAISLEY, DEBORAH L

From: Ian Quigley <ian@qubeconsulting.ca>
Sent: Tuesday, November 26, 2013 1:16 PM
To: DAISLEY, DEBORAH L
Cc: HOOVER, ERIK T; brenda@qubeconsulting.ca
Subject: Re: Qube: shareholder proposal to DuPont
Attachments: Copy of BONY Global Settlement Instructions - Updated Aug 21 2013 (2).xls

Hello Deborah/Erik:

The DTC number for TD is 5036. Back-up is attached and our contact if you need verbal confirmation is:

Hediyeh Sarayani

Coordinator

T : 1-800-265-1684 Opt. 1 x 6015

F : 1-888-779-7707

hediyeh.sarayani@td.com

If you require anything else on the technicalities for this proposal, please advise.

Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

On Nov 21, 2013, at 5:58 AM, Deborah.Daisley@dupont.com wrote:

Good morning, Ian ---

Thank you for your correspondence.
Kindly take another look at our letter and the reference materials we sent. Your latest communication does not rectify the deficiencies we noted with your proposal.

Best regards,

Debbie Daisley

Deborah L. Daisley
Corporate Governance Associate
E. I. du Pont de Nemours and Company
P: 302-774-7736
C: 302-468-0141
deborah.daisley@dupont.com

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Wednesday, November 20, 2013 4:34 PM
To: DAISLEY, DEBORAH L
Cc: HOOVER, ERIK T
Subject: Qube: shareholder proposal to DuPont

Hello Deborah / Erik:

Thank-you for your email/UPS. As per your request, please find attached the full back-up materials from our custodian. Sorry for not including that in our original submission.

We would much appreciate the chance to chat about the proposal. I am free most mornings next week should that be convenient for you.
Please advise and best regards,
Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any disclosure, distribution or copying of this message and any attachments is strictly prohibited. If you have received the message and any attachments in error, please notify the sender immediately, and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

On Nov 19, 2013, at 2:33 PM, Deborah.Daisley@dupont.com wrote:

This communication is for use by the intended recipient and contains information that may be Privileged, confidential or copyrighted under applicable law. If you are not the intended recipient, you are hereby formally notified that any use, copying or distribution of this e-mail, in whole or in part, is strictly prohibited. Please notify the sender by return e-mail and delete this e-mail from your system. Unless explicitly and conspicuously designated as "E-Contract Intended", this e-mail does not constitute a contract offer, a contract amendment, or an acceptance of a contract offer. This e-mail does not constitute a consent to the use of sender's contact information for direct marketing purposes or for transfers of data to third parties.

The dupont.com web address will continue in use for a transitional period for communications sent or received on behalf of DuPont Performance Coatings., which is not affiliated in any way with the DuPont Company.

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http://www.DuPont.com/corp/email_disclaimer.html

<Scanned letter to Qube 11192013.pdf>

This communication is for use by the intended recipient and contains information that may be Privileged, confidential or copyrighted under applicable law. If you are not the intended recipient, you are hereby formally notified that any use, copying or distribution of this e-mail, in whole or in part, is strictly prohibited. Please notify the sender by return e-mail and delete this e-mail from your system. Unless explicitly and conspicuously designated as "E-Contract Intended", this e-mail does not constitute a contract offer, a contract amendment, or an acceptance of a contract offer. This e-mail does not constitute a consent to the use of sender's contact information for direct marketing purposes or for transfers of data to third parties.

The dupont.com web address will continue in use for a transitional period for communications sent or received on behalf of DuPont Performance Coatings., which is not affiliated in any way with the DuPont Company.

Francais Deutsch Italiano Espanol Portugues Japanese Chinese Korean

http://www.DuPont.com/corp/email_disclaimer.html